ADVANCED CELL TECHNOLOGY, INC.
1201 Harbor Bay Parkway
Alameda, CA 94502

June 25, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Secretary

Re:	Advanced Cell Technology, Inc.
Amendment No. 2 to
Registration Statement on Form SB-2
File No. 333-140265
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Advanced Cell Technology, Inc., a Delaware Corporation (the “Registrant”), hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that it may be declared effective as of 5:30 p.m., Eastern time, on Tuesday, June 26, 2007, or as soon thereafter as is practicable.

The Registrant acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADVANCED CELL TECHNOLOGY, INC.

By:	/s/ WILLIAM M. CALDWELL, IV
William M. Caldwell, IV
Chief Executive Officer